

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 15, 2013

Sylvain Desrosiers
President
Gaming Entertainment International, Inc.
11700 W. Charleston Blvd
Suite 170-170
Las Vegas, NV 89135

> **Re:** **Gaming Entertainment International, Inc.**
> **Amendment No 1 to Registration Statement on Form S-1**
> **Filed October 31, 2013**
> **File No. 333-189283**

Dear Ms. Desrosiers:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary Financial Information, pages 8 to 9

1. We note your response to prior comment 2 of our letter dated September 23, 2013. Please update the introductory language for this section to reflect that you now have included 5 years of information for Walley Communications Consulting, Inc. In particular, the first sentence indicates that the following selected financial information is derived from the Company's financial statements appearing elsewhere in this prospectus and this is no longer true because the older information is not available elsewhere in your Form S-1.

Use of Proceeds, page 18

2.   We note your response to comment 3. Please tell us the basis for your estimates related to the Mississippi project and the developments in Nevada and the Oklahoma.

Dilution, page 18

3.   We note your response to comment 4. Please revise the "share price recognized" column to represent the "price paid" by the persons listed in each row. Include columns that illustrate the percentage of ownership such persons will own post offering and the aggregate contributions made. Include a row that represents the contribution by investors in this offering.

Plan of Operation, page 24

4.   We note your response to comment 6. Please revise your disclosure to state clearly that your plan of operations is dependent entirely on you raising the maximum amount in your initial public offering, if true. Include related risk factor(s).

Financial Statements

General

5.   Please update your financial statements to include the nine months ended September 30, 2013 and comparative financial information as appropriate. Please make corresponding changes in other parts of the document including the selected financial information and managements' discussion and analysis.

6.   We note your response to comment 11. In light of the changes to your valuation of stock transactions, please revise your financial statements to mark the new amounts as restated and include all the required restatement disclosures. Additionally, please have your auditor revise their audit report as well as their opinion date, accordingly.

Recent Sales of Unregistered Securities, page 39

7.   It appears that you have revised your disclosure throughout to show the unregistered sales based on the "share price recognized" of $3.00. Here or in the appropriate section, please explain the "consulting services" that were valued at $42.6 million and disclose the dates for all of the issuances disclosed in this section.

Exhibit 23

8.   In an amended filing, please file the consent of your independent public accountant. Reference is made to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Diane Dalmy